UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2010

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Copies of the Registrant’s Consolidated Financial Statements and Management’s Discussion and Analysis for the three-month period ended September 30, 2010 are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form F-10 No. 333-162194

Registration Statement on Form S-8 No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated November 11, 2010: “Transition Therapeutics Announces First Quarter Fiscal 2011 Financial Results.”

99.2	Management’s Discussion and Analysis for the three-month period ended September 30, 2010.

99.3	Consolidated Financial Statements for the three-month period ended September 30, 2010.

99.4	Certification of Interim Filings signed by the Chief Executive Officer dated November 11, 2010.

99.5	Certification of Interim Filings signed by the Chief Financial Officer dated November 11, 2010.

99.6	Letter to Shareholders.

99.7	Management Information Circular dated November 5, 2010 (excluding the first six paragraphs in the section entitled, “Compensation Discussion and Analysis” and the information under “Performance Graph”).

99.8	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 12, 2010	By:	/S/ ELIE FARAH
	Name:	Elie Farah
	Title:	President and Chief Financial Officer

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